UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 27, 2024.

Commission File Number 001-41901

J-Long Group Limited

(Registrant’s Name)

Flat F, 8/F, Houston Industrial Building
32-40 Wang Lung Street, Tsuen Wan
New Territories, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Press Release

On March 25, 2024, J-Long Group Limited announced its interim financial results as of and for the six-month period ended September 30, 2023 (“Interim Results”).

The information disclosed under on this Form 6-K is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as expressly set forth in such filing.

A copy of the press release announcing the Interim Results is included as Exhibit 99.1 to this Form 6-K.

Interim Financial Report

REPORT ON FORM 6-K FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2023

Page
Unaudited Consolidated Balance Sheet as of September 30, 2023 and Audited Consolidated Balance Sheet as of March 31, 2023	2
Unaudited Consolidated Statements of Income and Comprehensive Income for the Six-Month Periods Ended September 30, 2023 and 2022	3

J-LONG GROUP LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of
	March 31,	September 30,
	2023	2023
	USD	USD
	(Audited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	5,959,927	768,159
Accounts receivable, net	2,085,776	1,905,455
Accounts receivable, net – related parties	17,562	66,298
Investment in marketable debt securities	243,284	44,070
Inventories	5,785,616	6,676,754
Notes receivable	393,442	-
Prepaid expenses and other current assets, net	126,208	248,219
Due from related parties	2,109,768	7,309,404
Total current assets	16,721,583	17,018,359
Property, plant and equipment, net	2,367,136	2,313,122
Right-of-use assets – Operating lease	447,475	262,831
Deferred cost	989,793	1,079,762
Deferred tax assets	79,626	79,626
Total non-current assets	3,884,030	3,735,341
TOTAL ASSETS	20,605,613	20,753,700

Liabilities
Current liabilities:
Bank loans – current	626,657	626,657
Operating lease liabilities – current	7,151	-
Operating lease liabilities – current – related parties	359,658	258,322
Accounts payable, accruals and other current liabilities	3,167,676	3,169,449
Accounts payable – related parties	2,382,072	1,625,969
Contract liabilities	231,475	-
Due to related parties	240,375	158,182
Income taxes payable	140,236	420,731
Total current liabilities	7,155,300	6,259,310

Non-current liabilities
Bank loans – non-current	2,014,375	1,715,472
Operating lease liabilities – non-current – related parties	88,139	11,646
Total non-current liabilities	2,102,514	1,727,118
TOTAL LIABILITIES	9,257,814	7,986,428

Commitments and contingencies	—	—

Shareholders’ equity
Ordinary shares US$0.0000375 par value each; 1,360,000,000 shares authorized; 30,000,000 shares issued and outstanding	1,125	1,125
Additional Paid-in Capital	256,410	256,410
Accumulated other comprehensive income/(loss)	(414)	(414)
Retained earnings	11,090,678	12,510,151
Total shareholders’ equity	11,347,799	12,767,272
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	20,605,613	20,753,700

J-LONG GROUP LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME (LOSS)

	For the six months ended September 30,
	2022	2023
	USD	USD
	(Unaudited)	(Unaudited)
Revenues	22,384,724	14,571,703
Cost of sales	16,579,568	10,589,566
Gross profit	5,805,156	3,982,137

Operating expenses:
Selling and marketing expenses	1,040,775	1,037,531
General and administrative expenses	966,350	1,411,237
Total operating expenses	2,007,125	2,448,768

Income from operations	3,798,031	1,533,369

Other income (expenses):
Other income (expenses)	183,497	25,816
Currency exchange gain	124,306	222,203
Interest (expenses) income, net	(45,255)	(81,420)
Total other income (expense)	262,548	166,599

Income before tax expense	4,060,579	1,699,968
Income tax expense	670,013	280,495
Net income	3,390,566	1,419,473

Other comprehensive income/(loss)
Unrealized gain (losses) on investment in marketable debt securities, net of tax	-	-
Total comprehensive income	3,390,566	1,419,473

Net income per share attributable to ordinary shareholders
Basic and diluted	0.11	0.05
Weighted average number of ordinary shares used in computing net income per share
Basic and diluted	30,000,000	30,000,000

Management’s Discussion and Analysis of Results of Operations and Liquidity and Capital Resources

Overview:

●	Revenue was approximately US$14.6 million for the six months ended September 30, 2023, representing a decrease of approximately 34.9% from the same period in 2022.

●	Net income was approximately US$1.4 million for the six months ended September 30, 2023 (2022: approximately US$3.4 million).

Six Month Financial Results Ended September 30, 2023

Revenue. Revenue decreased by approximately 34.9% from approximately US$22.4 million for the six months ended September 30, 2022, to approximately US$14.6 million for the six months ended September 30, 2023. During the six months ended September 30, 2023, revenue decreased mainly due to a decrease in the sales of heat transfers of approximately US$11.8 million from the same period in 2022 that was set off by an increase in the sales of the other products of approximately US$4 million.

Selling, general and administrative expenses. Selling, general and administrative expenses increased by approximately 22% from approximately US$2.0 million for the six months ended September 30, 2022 to approximately US$2.4 million for the six months ended September 30, 2023, which was mainly due to (i) an increase in payroll to our staff and fees to our directors; (ii) increase in depreciation of right-of-use due to an increase of rental fee for the warehouses and offices.

Other income, net. Other net income decreased by approximately US$0.1 million from approximately US$0.3 million for the six months ended September 30, 2022 to approximately US$0.2 million for the six months ended September 30, 2023, which was mainly due to the subsidy from the Employment Support Scheme launched by the Hong Kong government received during 30 September 2022.

Income tax expense. Income tax expense decreased to US$0.3 million for the for the six months ended September 30, 2023 (six months ended September 30, 2022: approximately US$0.7 million) which was mainly due to the decrease in net income.

Net income. Net income decreased by approximately US$2.0 million to approximately US$1.4 million, which was mainly due to the decrease in revenue.

Basic and diluted EPS. Basic and diluted EPS were approximately US$0.05 per ordinary share for the six months ended September 30, 2023, as compared to US$0.11 per ordinary share for the six months ended September 30, 2022, respectively.

Liquidity and Capital Resources

As of September 30, 2023, the Company had cash of US$768,159, total current assets of $17,018,359, and total current liabilities of US$6,259,310. Net current assets were US$10,759,049 and working capital ratio was 0.36. As of September 30, 2023, the Company’s total assets and total liabilities amounted to US$20,753,700 and US$7,986,428, respectively. As of September 30, 2023, the Company’s total stockholder’s equity amounted to US$12,767,272 and its gearing ratio (bank loan divided by stockholder’s equity) was 18.3%.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, credit risk support, or other benefits.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated March 25, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

J-Long Group Limited

By:	/s/ Edwin Wong
Name:	Edwin Wong
Title:	Chief Executive Officer and Director

Date: March 27, 2024